                                                                   EXHIBIT 99.21

                                 TRUST AGREEMENT

            MEMORANDUM OF AGREEMENT made as of the 23rd day of April, 2002.

BETWEEN:

                         P.M. CAPITAL INC.,
                         a corporation incorporated under the laws of Ontario,

                         ("PM")

                         - and -

                         PETER MUNK,
                         of the City of Toronto, Ontario,

                         ("MUNK")

                         - and -

                         TRIZEC CANADA INC.,
                         a corporation incorporated under the laws of Canada,

                         ("TRIZEC CANADA")

                         - and -

                         CIBC MELLON TRUST COMPANY,
                         a trust company incorporated under the laws of Canada,

                         ("TRUSTEE")

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                                     - 2 -

RECITALS:

A. The authorized capital of Trizec Canada consists of 7,522,283 multiple voting shares (the "Multiple Voting Shares") and an unlimited number of subordinate voting shares (the "Subordinate Voting Shares");

B. All of the authorized Multiple Voting Shares are outstanding and are owned by PM, a corporation all of the outstanding shares of which are owned beneficially and of record by Munk;

C. The outstanding Subordinate Voting Shares will be listed on the Toronto Stock Exchange (the "TSE");

D. PM has the power and capacity to enter into this Agreement and all things necessary have been done and performed to make this Agreement a valid, binding and legal obligation of PM in accordance with its terms;

E. Trizec Canada has the power and capacity to enter into this Agreement and all things necessary have been done and performed to make this Agreement a valid, binding and legal obligation of Trizec Canada in accordance with its terms;

F. The principal asset of Trizec Canada is its indirect holding of shares of Trizec Properties, Inc. ("Trizec Properties"), a Delaware Company;

G. Trizec Properties' Fourth Amended and Restated Certificate of Incorporation (the "Trizec Properties Certificate of Incorporation") contains restrictions on ownership and transfer of Trizec Properties' stock;

H. The foregoing recitals are made as representations and statements of fact by PM, Munk and Trizec Canada and not by the Trustee; and

I. The Trustee has agreed to act as trustee for the holders from time to time of the Subordinate Voting Shares, on the terms and subject to the conditions hereinafter set forth.

            NOW THEREFORE THIS AGREEMENT WITNESSETH that, in consideration of these premises, PM and Munk covenant and agree with Trizec Canada and the Trustee, as trustee for the benefit of the holders from time to time of the Subordinate Voting Shares, and Trizec Canada covenants and agrees with PM, Munk and the Trustee, as such trustee, as follows:

1. Subject to section 2, PM will not sell any Multiple Voting Shares, directly or indirectly, pursuant to a take-over bid (as defined in applicable securities legislation) under circumstances in which, having regard to the price per share at which the sale would take place (the "Sale Price"), securities legislation would have required the same offer or a follow-up offer to be made to holders of Subordinate Voting Shares if the sale had been of Subordinate Voting Shares (at the Sale Price per share) rather than Multiple Voting Shares. For this purpose, it shall be assumed that the offer that would have resulted in such an assumed sale of Subordinate

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                                     - 3 -

Voting Shares would have constituted a take-over bid under applicable securities legislation, regardless of whether this actually would have been the case. In addition, if there is an offer that would have been a take-over bid for Multiple Voting Shares if not for the fact that the Articles of Trizec Canada provide that the Multiple Voting Shares automatically convert into Subordinate Voting Shares under certain circumstances, such offer will be deemed to be a "take-over bid" for the purposes of this section 1.

2. Section 1 will not apply to prevent a sale by PM of Multiple Voting Shares pursuant to a take-over bid if such sale is made pursuant to an offer to purchase Multiple Voting Shares and a concurrent offer is made to all of the holders of Subordinate Voting Shares to purchase the same percentage of the Subordinate Voting Shares held by each such holder as are being offered to be purchased from each holder of Multiple Voting Shares to whom the offer for Multiple Voting Shares is being made provided that such concurrent offer is made at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares and is the same as the offer for Multiple Voting Shares in all other material respects and has no condition, if any, attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares.

3. PM will not dispose of any Multiple Voting Shares, directly or indirectly, unless the disposition is conditional upon the person or company acquiring the share entering into an agreement in the form of this Agreement and, without limiting the generality of the foregoing, PM will not effect any sale, transfer or other disposition of any Multiple Voting Shares to a trust or corporation unless prior to or contemporaneously with the completion of the transaction:

      (a) the trust or corporation enters into an agreement in the form of this Agreement in accordance with the requirements of this Agreement;

      (b) all of the beneficiaries of such trust or all of the holders of voting shares of such corporation, as the case may be, enter into agreements substantially in the form of this Agreement which provide that their interests in such trust or corporation, as the case may be, will be subject to the same restrictions as the Multiple Voting Shares are subject to under this Agreement;

      (c)   if any of the beneficiaries or voting shareholders referred to in
            (b) are not individuals, the beneficial owners of such persons enter into agreements similar to that referred to in (b) with respect to their interest in such persons, and so on, until all individuals who hold a beneficial interest, direct or indirect, in Multiple Voting Shares are subject to such agreements.

4.    (a)   For the purposes of this Section 4, the terms "Beneficial
Ownership", "Code" "Equity Stock", "Options", "Ownership Limit" and "Person", shall have the meanings ascribed thereto in section F(1) of Article IV of the Trizec Properties Certificate of Incorporation.

      (b) PM and Munk agree that if there occurs any acquisition (the "Acquisition") by any Person of either (i) shares of Equity Stock or Options of Trizec Properties, or (ii) Multiple Voting Shares, Subordinate Voting Shares or options, warrants or other rights to acquire any shares of Trizec Canada (collectively, "Trizec Canada Securities"), that, if effective, would result

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in Trizec Properties being "closely-held" within the meaning of section 856(h)
of the Code or in the Beneficial Ownership by PM or Munk in the Equity Stock of Trizec Properties being in excess of the Ownership Limit, then, to the extent that the Beneficial Ownership of Munk in the Equity Stock of Trizec Properties at such time exceeds the Ownership Limit, the following shall take effect:

            (i) There shall automatically be transferred to a Trust, in accordance with subparagraph 4(b)(iii) of this Agreement, that number of Subordinate Voting Shares of Trizec Canada (rounded up to the nearest whole share) (the "Excess Trizec Canada Shares") owned by PM, or such other Person who holds of record title to the Trizec Canada Securities beneficially owned by Munk, as is necessary to reduce the Beneficial Ownership of Munk in the Equity Stock of Trizec Properties (after giving effect to such transfer) to an amount which does not exceed the Ownership Limit. To the extent that it is not inconsistent with the foregoing provisions of this subparagraph 4(b)(i), Munk shall be entitled to designate, from time to time and at any time, which Trizec Canada Securities shall be transferred to the Trust pursuant to this subparagraph 4(b)(i) provided that he is able to cause such transfer and provided further that such transfer will reduce Munk's Beneficial Ownership in the Equity Stock of Trizec Properties to an amount which does not exceed the Ownership Limit. In the event that Excess Trizec Canada Shares have been transferred to a Trust in accordance with this subparagraph 4(b)(i), Munk may request Trizec Canada's consent to substitute Trizec Canada Securities for the Excess Trizec Canada Shares transferred to the Trust. Trizec Canada shall not unreasonably withhold its consent to such substitution of securities provided that (A) such substitution occurs prior to any sale by the Trust of the Excess Trizec Canada Shares pursuant to section G(8) of
                  Article IV of the Trizec Properties Certificate of Incorporation (as incorporated by subparagraph 4(b)(iv) hereof), and (B) after giving effect to the requested substitution, Munk's Beneficial Ownership in the Equity Stock of Trizec Properties would not exceed the Ownership Limit.

            (ii) If Munk has been unable to cause delivery of sufficient Subordinate Voting Shares of Trizec Canada (whether from the holdings of PM or otherwise) necessary to reduce the Beneficial Ownership of Munk in the Equity Stock of Trizec Properties to an amount which does not exceed the Ownership Limit after giving effect to the transfer referred to in subparagraph 4(b)(i) of this Agreement, PM, or such other Person who holds of record title to the Trizec Canada Securities beneficially owned by Munk, shall convert, and shall be deemed to have converted, that number of Multiple Voting Shares of Trizec Canada owned by it into Subordinate Voting Shares of Trizec Canada so that a sufficient Subordinate Voting Shares of Trizec Canada can be transferred as contemplated by subparagraph 4(b)(i) hereof.

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                                     - 5 -

            (iii) Trizec Canada shall designate, create, or cause to be created, a trust (the "Trust"), and shall designate a trustee (the "Trustee") which shall be a Person which is not affiliated with PM or Munk, and name a beneficiary or beneficiaries (the "Beneficiary") thereof, all consistent with the qualification of such Trust as a trust which is a "Canadian Resident" as such term is defined in the articles of incorporation of Trizec Canada, and the Excess Trizec Canada Shares shall be automatically transferred to the Trust to be held for the exclusive benefit of the Beneficiary and PM and Munk and any other Person who formerly owned the Excess Trizec Canada Shares shall cease to own any right or interest in any of the Excess Trizec Canada Shares and the sole entitlement of such Persons with respect to the Excess Trizec Canada Shares shall be to receive the amount, if any, payable to them pursuant to section G(9) of Article IV of the Trizec Properties Certificate of Incorporation as incorporated by subparagraph 4(b)(iv) hereof. The transfer to the Trust shall be deemed to be effective as of the close of trading on the last day prior to the date of the Acquisition on which the Subordinate Voting Shares of Trizec Canada traded on the TSE (or, if such shares are not listed on the TSE, on such other stock exchange in Canada on which such shares are then listed).

            (iv) The provisions of sections G(5), G(6), G(7), G(8), G(9) and J of Article IV of the Trizec Properties Certificate of Incorporation, as constituted on the date of this Agreement, shall apply, mutatis mutandis, to the Excess Trizec Canada Shares and, for such purpose, PM and Munk shall be deemed to be the Prohibited Owner, references therein to "the Corporation" shall be deemed to be references to Trizec Canada, references therein to "Equity Stock" shall be deemed to be references to Subordinate Voting Shares of Trizec Canada, references therein to "the Beneficiary", "the Trust" and "the Trustee" shall be deemed to be references to the Beneficiary, the Trust and the Trustee as defined in subparagraph 4(b)(iii) hereof, references therein to "the Board of Directors" shall be deemed to be references to the board of directors of Trizec Canada and references to "Trading Day" shall be deemed to be references to a day on which the TSE (or, if the Subordinate Voting Shares of Trizec Canada are not listed on the TSE, such other stock exchange in Canada on which such shares are then listed) is open for the transaction of business. Any Person who is designated as a Permitted Transferee as contemplated by section G(8) of Article IV of the Trizec Properties Certificate of Incorporation shall be a Person (A) whose Beneficial Ownership of Equity Stock of Trizec Properties does not exceed the Ownership Limit, and (B) who is a "Canadian Resident" as such term is defined in the articles of incorporation of Trizec Canada.

      (c) PM and Munk shall provide to Trizec Canada, promptly upon request and promptly upon any acquisition of Trizec Canada Securities (whether or not it results in an Acquisition), a written statement or, if requested by Trizec Canada, an affidavit providing the

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                                     - 6 -

information contemplated by section F(3) of Article IV of the Trizec Properties Certificate of Incorporation.

      (d) Trizec Canada, by resolution of its board of directors, may waive all or any part of the provisions of this Section 4 provided that it obtains an opinion of counsel concluding that such wavier would not result in Trizec Properties being "closely-held" within the meaning of section 856(h) of the Code and would not otherwise adversely affect the status of Trizec Properties as a real estate investment trust for purposes of the Code. Trizec Canada agrees that it will not unreasonably withhold any such waiver requested by Munk, provided that the opinion of counsel to be obtained by Trizec Canada concludes that the Beneficial Ownership by PM or Munk in the Equity Stock of Trizec Properties being in excess of the Ownership Limit, or the waiver requested, would not result in Trizec Properties being "closely-held" within the meaning of section 856(h) of the Code and would not otherwise adversely affect the status of Trizec Properties as a real estate investment trust for purposes of the Code.

5. On any resolution placed before the shareholders of Trizec Canada, PM covenants and agrees not to vote more than that number of Multiple Voting Shares carrying votes, in the aggregate, that represent a simple majority of all votes entitled to be cast on the matter by all holders of voting securities of Trizec Canada in the aggregate.

6. PM covenants and agrees to refrain, at any time when directors of Trizec Canada are elected for terms that expire later than the annual meeting of shareholders of Trizec Canada next following their election, from causing its Multiple Voting Shares to be voted in favour of any resolution placed before the shareholders of Trizec Canada which, if passed, would have the effect of removing from office during his or her term of office a director of Trizec Canada unless such resolution is approved by at least a majority of the votes cast by the holders of Subordinate Voting Shares present or represented at a meeting duly called to consider such a resolution.

7. This Agreement will not be amended, and no provision hereof will be waived, except with the approval of at least two-thirds of the votes cast by the holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment or waiver. Notwithstanding the foregoing, the provisions of section 6 of this Agreement may be amended or waived with the approval of at least a majority of the votes cast by holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment or waiver.

8. Trizec Canada will do all things necessary to facilitate the due performance and fulfilment by PM and Munk of its and his respective obligations hereunder.

9. If and whenever PM or Munk shall fail to perform its or his respective obligations under this Agreement or any of them, the Trustee shall thereupon be entitled to take and shall, subject to section 11, take such proceedings as counsel may advise to enforce the performance by PM or Munk, as the case may be, of the said covenants or any of them that PM or Munk, as the case may be, shall have failed to perform.

10. If any person or company, other than PM, carries out a sale (including an indirect sale) described in section 1 in respect of any Multiple Voting Shares owned from time to time by

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                                     - 7 -

PM, and if such sale does not meet the requirements of section 2, PM shall not at the time such sale becomes effective or thereafter do any of the following with respect to any of the Multiple Voting Shares so sold: (a) dispose of them without the prior written consent of the Trustee; (b) convert them into Subordinate Voting Shares without the prior written consent of the Trustee; or
(c) exercise any voting rights attaching to them except in accordance with the written instructions of the Trustee, and PM shall comply with such instructions. The Trustee may attach conditions to any consent the Trustee gives in exercising its rights hereunder. The Trustee shall exercise such rights in a manner that the Trustee considers to be: (i) in the best interests of the holders of Subordinate Voting Shares, other than PM and holders who, in the opinion of the Trustee, participated directly or indirectly in the transaction that triggered the operation of this section 10; and (ii) consistent with the intentions of PM and Trizec Canada in entering into this Agreement as such intentions are set out in the preamble to this Agreement.

11. Before acting to institute any legal proceedings or take any other steps for the enforcement of the rights of the holders of the Subordinate Voting Shares hereunder and notwithstanding the provisions of section 12 hereof, the obligation of the Trustee to take any action hereunder shall be conditional upon the Trustee receiving such funding and indemnity as the Trustee may reasonably require:

      (a) from Trizec Canada, if the Trustee has delivered to Trizec Canada a certificate of the Trustee stating that the Trustee has reasonable cause to believe that PM or Munk, as the case may be, has failed to perform all or any of its or his, as the case may be, obligations under this Agreement (provided that if the Trustee has reasonable cause to believe that PM or Munk, as the case may be, has failed to perform all or any of its or his, as the case may be, obligations under this Agreement, the Trustee shall deliver such certificate to Trizec Canada); or

      (b) from the holders of the Subordinate Voting Shares or from some person or corporation satisfactory to the Trustee on their behalf,

against any costs, expenses or liabilities to which it may be put in connection with any such proceedings or steps. If the Trustee delivers the certificate referred to above in paragraph (a) of this section 11, Trizec Canada shall provide such funding and indemnity as the Trustee may reasonably require. The Trustee shall not, by reason of its obligations hereunder, be required to employ or risk any of its own funds hereunder.

12. Subject to section 11, if and whenever the holders of not less than 10% of the outstanding Subordinate Voting Shares believe in good faith that PM or Munk, as the case may be, has failed to perform all or any of its or his, as the case may be, obligations under this Agreement, the holders of Subordinate Voting Shares may require the Trustee to take action in connection with such failure by delivering to the Trustee, at its principal office in the city of Toronto, a requisition in writing signed in one or more counterparts by the holders of not less than 10% of the outstanding Subordinate Voting Shares and setting forth the action or proceeding to be taken by the Trustee. Upon receipt by the Trustee of such a requisition in writing, the Trustee shall forthwith take such proceedings as are specified in such requisition and any other action that the Trustee considers is required to enforce the performance by PM or Munk, as the case may be, of its or his, as the case may be, obligations under this Agreement

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                                     - 8 -

and, upon failure of the Trustee to take action, then any shareholder signatory to such requisition shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee would have been entitled to take. Except as aforesaid, no holder of Subordinate Voting Shares shall have the direct right to institute any action or proceedings against PM or Munk or to exercise any other remedy authorized by this Agreement or by law for the purpose of enforcing the obligations of PM or Munk hereunder.

13. The Trustee may resign and be discharged from all duties and liabilities hereunder after giving three months notice in writing to PM, to Munk, to Trizec Canada and to the registered holders of Subordinate Voting Shares or such shorter notice as the registered holders of two-thirds of the outstanding Subordinate Voting Shares shall in writing or by the affirmative vote of at least two-thirds of the votes cast upon a resolution of a meeting of holders accept as sufficient. In case the office of trustee becomes vacant, a successor which shall be a corporation authorized to carry on the business of a trust company in Ontario shall forthwith be appointed by agreement signed by PM, Munk and Trizec Canada. Failing such agreement Trizec Canada will apply to a Justice of the Ontario Superior Court of Justice, not later than 30 days prior to the effective date of the Trustee's resignation, to appoint a successor trustee. Upon any new appointment the new trustee shall be vested with the same powers, rights and privileges and charged with the same duties and responsibilities as are herein expressed to be vested in or imposed on the Trustee.

14. The Trustee shall be entitled to take legal and other expert advice and employ such assistance as in its judgment may be necessary for the proper determination and discharge of its rights and duties. The Trustee may in the exercise of its rights, duties and obligations hereunder, if it is acting in good faith, act on and rely as to the truth of the statements and the accuracy of the opinions expressed in, and shall be protected in acting and relying upon, any advice, certificate, consent, direction, instruction, notice, opinion, report, request, resolution, statement, statutory declaration, requisition or other paper or document required by or delivered in connection with this Agreement (collectively, "ADVICE") and shall not be responsible for any loss resulting from any action or inaction in accordance with such Advice or for any act or omission other than a breach of trust knowingly and wilfully committed.

15. Except as otherwise provided for herein, Trizec Canada will pay or cause to be paid to the Trustee from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Trustee upon its request for all reasonable expenses and disbursements incurred or made by the Trustee in the administration or execution of the trusts hereby created (including the reasonable fees and disbursements of its counsel), both before any default hereunder and thereafter until all duties of the Trustee under the trusts hereof shall be finally and fully performed, except any such expense or disbursement as may arise from the Trustee's negligence, wilful misconduct or bad faith. Additional to and without limiting any other protection of the Trustee hereunder or otherwise by law, Trizec Canada shall indemnify and save harmless the Trustee from and against any and all liabilities, losses, claims, damages, penalties, actions, suits, demands, levies, costs, expenses and disbursements including, without limitation, any and all legal and advisor fees and disbursements, of whatever kind or nature (collectively, "EXPENSES") which may at any time be suffered by, imposed on, incurred by or asserted against the Trustee, whether groundless or otherwise, howsoever arising from or out of any act or omission of the Trustee made in connection with its acting as Trustee hereunder; provided that

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                                     - 9 -

such indemnity shall not apply in respect of any Expenses resulting from, nor shall any provision of this Agreement be construed as relieving the Trustee from liability for, the Trustee's negligence, wilful misconduct or bad faith. Notwithstanding any other provision hereof, this indemnity shall survive removal or resignation of the Trustee or termination of this Agreement or of any trusts created hereby.

16. The Trustee hereby accepts the appointment as trustee of the holders of Subordinate Voting Shares from time to time and the trusts in this Agreement declared and provided for and agrees to perform the same upon the terms and conditions hereinbefore set forth and to hold and exercise the rights, privileges and benefits conferred upon it hereby in trust for the various persons who shall from time to time be holders of Subordinate Voting Shares. The Trustee shall not be required to exercise any powers nor discharge any duties other than as expressly provided for in this Agreement.

17. In the exercise of its rights and duties hereunder, the Trustee shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

18. The Trustee represents that at the time of the execution and delivery hereof no material conflict of interest exists in the Trustee's role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within three months after ascertaining that it has such material conflict of interest, either eliminate the same or resign its trust hereunder. Subject to the foregoing, the Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of Trizec Canada and generally may contract with and enter into financial transactions with Trizec Canada, any of its subsidiaries or affiliates, PM, any of its subsidiaries or affiliates or Munk without being liable to account for any profit made thereby.

19. This Agreement shall be construed in accordance with and governed by the laws of the Province of Ontario and the federal law of Canada applicable therein.

20. Notwithstanding the provisions of section 7, this Agreement may be amended without the approval of the holders of the Subordinate Voting Shares in order to correct or rectify any errors, ambiguities, defective provisions, inconsistencies or omissions herein or to facilitate the operation of the provisions hereof provided that the Trustee is of the opinion that the rights hereunder of the holders of the Subordinate Voting Shares are not prejudiced, in any material respect, by such amendment and that The Toronto Stock Exchange shall have consented in writing to such amendment.

21. This Agreement shall enure to the benefit of and be binding upon the heirs, legal representatives, successors and assigns of the respective parties hereto.

22. The interest of Munk in the shares of PM is subject to the same restrictions as the Multiple Voting Shares are subject to under this Agreement, mutatis mutandis. Without limiting the generality of the foregoing, Munk shall not transfer any shares of PM to any transferee except such a one as, contemporaneously with such transfer, acknowledges and agrees with PM, Trizec Canada and the Trustee to be bound by this Agreement to the same extent and as if the transferee were Munk.

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                                     - 10 -

23. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by prepaid first-class mail, by facsimile or other means of electronic communication or by delivery as hereafter provided. Any such notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, shall be deemed to have been received on the fourth business day after the post-marked date thereof, or if sent by facsimile or other means or electronic communication, shall be deemed to have been received on the business day following the sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address shall also be governed by this section. In the event of a general discontinuance of postal service due to strike, lockout or otherwise, notices or other communications shall be delivered by hand or sent by facsimile or other means of electronic communication and shall be deemed to have been received in accordance with this section. Notices and other communications shall be addressed as follows:

      (a)   if to PM or Munk:

            P.M. Capital Inc./Peter Munk
            BCE Place
            181 Bay Street, Suite 3900
            P.O. Box 768
            Toronto, Ontario
            M5J 2T3

            Attention: Peter Munk
            Telecopier Number: (416) 364-1504

      (b)   if to Trizec Canada:

            Trizec Canada Inc.
            BCE Place
            181 Bay Street, Suite 3900
            P.O. Box 768
            Toronto, Ontario
            M5J 2T3

            Attention: Secretary
            Telecopier Number: (416) 364-1504

      (c)   if to the Trustee:

            CIBC Mellon Trust Company
            320 Bay Street
            Toronto, ON
            M5H 4A6

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                                     - 11 -

            Attention: Vice-President, Client Services
            Telecopier Number: (416) 643-5570

24. This Agreement may be signed in counterparts and each of such counterparts shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

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                                     - 12 -

            IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the 23rd day of April, 2002.

                                           P.M. CAPITAL INC.

                                           By /s/ Frank Penny
                                              ----------------------------------
                                                                            c/s

                                              /s/ P. Munk
                                              ----------------------------------
                                               PETER MUNK                (seal)

                                           TRIZEC CANADA INC.

                                           By /s/ B. Wickham
                                              ----------------------------------

                                           By /s/ G. Wilkins
                                              ----------------------------------
                                                                            c/s

                                           CIBC MELLON TRUST COMPANY

                                           By /s/ P. Lee
                                              ----------------------------------

                                           By /s/ B. Zawada
                                              ----------------------------------
                                                                            c/s